EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 25, 2007

TSX Venture Exchange:                EMR

OTC Bulletin Board:                 EGMCF

U.S. 20-F Registration:       000-51411

Frankfurt Stock Exchange:           EML

EMGOLD MINING ACHIEVES IMPORTANT PERMITTING MILESTONE

FOR THE IDAHO-MARYLAND MINE

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that the City of Grass Valley (“City”) has issued a Letter of Completeness to the Idaho-Maryland Mining Corporation (“IMMC”), the US subsidiary of Emgold Mining Corporation, engaged in permitting and subsequently re-developing the Idaho-Maryland Gold Mine located in Grass Valley, California.

In June of 2006 the City completed a Master Environmental Assessment (“MEA”).  The MEA outlined items regarding the development of the Idaho-Maryland and was the initial basis for local community input.  Emgold’s submission of revised application documents contained responses to City and local resident input, including modifications to the original application to address community interests.  The process of submitting original documents and then revising them, based on community input, is a standard and integral part of any mine permitting process throughout the world regardless of jurisdiction, and it is provided for under the California Environmental Permitting Act (“CEQA”).

With receipt of the Letter of Completeness, Emgold is looking forward to initiating the next step of the permitting process, which includes the preparation of the Initial Study by the City’s consultants which should take approximately four months to complete.  Upon completion of the Initial Study, the City and their consultants can begin the Environmental Impact Report (“EIR”).  This phase of the permitting process is expected to take about six months to complete.  Following acceptance of the EIR, the City will determine if a Conditional Mine Use Permit (a full mine operation permit) will be issued to IMMC.  Currently Emgold Mining Corporation anticipates the Permit may be issued in approximately one year’s time.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.